June 17, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ada D. Sarmento

Re:	Genocea Biosciences, Inc.
Registration Statement on Form S-1 (File No. 333-232023)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genocea Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:45 p.m. Eastern Time on June 19, 2019, or as soon as possible thereafter. The Company hereby authorizes each of Marc A. Rubenstein and Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Marc A. Rubenstein of Ropes & Gray LLP, counsel to the Company, at (617) 951-7826, or in his absence, Thomas Danielski at (617) 235-4961 as soon as the registration statement has been declared effective.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

GENOCEA BIOSCIENCES, INC.

By:    /s/ William Clark
Name:    William Clark
Title:    President and Chief Executive Officer and Director